JSVC, LLC

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

SEPTEMBER 30, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
67006

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JSVC, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

729 Elepaio St.
(No. and Street)

Honolulu (City) HI (State) 96816 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Mukai (Name) (808) 931-6464 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Ste. 201 (Address) Frankfort (City) IL (State) 60423 (Zip Code)

12/21/2010 (Date of Registration with PCAOB)(if applicable) 5376 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Mukai _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JSVC, LLC _____, as of 9/30 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY CERTIFICATE
ON NEXT PAGE

Signature: _____

Title: President _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATE OF HAWAII

CITY AND COUNTY OF HONOLULU } ss

Acknowledgment Certificate for an Organization

On this 13 day of November 2025, before me personally appeared Marc McKei, to me personally known, who, being by me duly sworn (or affirmed), did say that the person is the President of JSVC, LLC, and that the instrument was signed in behalf of the entity, by authority of the entity Marc McKei acknowledged the instrument to be the free act of the entity.

Stephen Adler, Notary Public
My commission expires: 05/18/2027

STEPHEN ADLER
NOTARY PUBLIC
Comm. No. 03-267
STATE OF HAWAII

Document description: Annual Reports Form X-17A-5 Part III

Date of document: Month of Notary Number of pages: 2

Date of notarization: 11/13/2025

Stephen Adler, Notary Public

State of Hawaii, First Circuit Court
Commission No. 03-267

STEPHEN ADLER
NOTARY PUBLIC
Comm. No. 03-267
STATE OF HAWAII

JSVC, LLC

C O N T E N T S



DSWD
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
JSVC, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JSVC, LLC (the "Company") as of September 30, 2025, and the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JSVC, LLC as of September 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as JSVC, LLC's auditor since 2005.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 13, 2025

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

<u>JSVC, LLC</u>

<u>STATEMENT OF FINANCIAL CONDITION</u>

<u>SEPTEMBER 30, 2025</u>

ASSETS

Cash $ 7,081

MEMBER'S CAPITAL

MEMBER'S CAPITAL $ 7,081

TOTAL CAPITAL $ 7,081

The accompanying notes are an integral part of these financial statements.


JSVC, LLC

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2025


EXPENSES

Miscellaneous expenses	$ 14,446
Loss from Operations	$ (14,446)
NET LOSS	$ (14,446)


The accompanying notes are an integral part of these financial statements.


JSVC, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

YEAR ENDED SEPTEMBER 30, 2025

Balance-Beginning of Year	$	7,053
Capital Contributions		14,474
Net Loss		(14,446)
BALANCE-END OF YEAR	**$**	**7,081**

The accompanying notes are an integral part of these financial statements.


JSVC, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2025


Cash Flows from Operating Activities	
Net Loss	$ (14,446)
Net Cash Flow Used by	
Operating Activities	$ (14,446)
Net Cash Flow Used by	
Investing Activities	$ -0-
Cash Flows from Financing Activities	
Capital Contributions	$ 14,474
Net Increase in Cash	$ 28
Cash Balance at September 30, 2024	$ 7,053
Cash Balance at September 30, 2025	$ 7,081


The accompanying notes are an integral part of these financial statements.


JSVC, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2025

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - JSVC, LLC (the "Company"), a limited liability company, was organized in the state of Delaware on October 24, 2003. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is private placements.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Single Reportable Segment - The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placements and merger and acquisition services. The Company has identified Mark Mukai, to serve such positions until his successor is nominated and appointed, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

JSVC, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2025

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. At September 30, 2025, the Company did not have any lease obligations.

Receivables and Credit Losses - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. In the opinion of management at September 30, 2025, there were no receivables and no allowance for credit losses was necessary.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OPERATING AGREEMENT

Various terms, such as restrictions on changes in membership interest, etc., are contained in the operating agreement. Currently, the managing member is the sole member of the Company. Therefore, any events initiated by the managing member should not be restricted by any terms contained in the operating agreement. However, those considering the purchase of membership interests in the Company should read the operating agreement prior to making such an investment.

NOTE 3 - INCOME TAXES

As a limited liability company with only one member, the Company has elected to file as a sole proprietorship for federal income tax purposes. Income taxes are therefore the responsibility of the sole member of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2021.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2025, the Company's net capital and required net capital were $7,081 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%. It was noted that the Company was deficient in net capital in the first quarter of their fiscal year, December 31, 2024, due to invoices that were not accrued. This was remedied in the second quarter ending March 31, 2025.

NOTE 5 - RELATED PARTIES

The sole member has provided administrative assistance and other services to the Company without reimbursement.

NOTE 6 – SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

SUPPLEMENTAL INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

SEPTEMBER 30, 2025

COMPUTATION OF NET CAPITAL

Total member's capital	$	7,081
Deductions:		-0-
NET CAPITAL	$	7,081

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	-0-
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	-0-

Percentage of Aggregate Indebtedness to Net Capital	0%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See accompanying Report of Independent Registered Public Accounting Firm.



DSWD
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
JSVC, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) JSVC, LLC did not claim an exemption under paragraph (k) of 17 CFR section 240.15c3-3 and (2) JSVC, LLC, is filing this Exemption Report relying on Footnote 74 of the Securities and Exchange Commission (SEC) Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits it business activites exclusively to private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year ended ended September 30, 2025 without exception.

JSVC, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JSVC, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contremplated by Footnote 74 of the Securities and Exchange Commission Release No. 34-70073 adopting amendments to 17 C.F.R 240 17a-5, and related SEC Staff Frequently Asked Questions.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 13, 2025

JSVC LLC
729 Elepaio Street
Honolulu, HI 96816

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

November 13, 2025

JSVC, LLC ("Company") is a registered broker-dealer subject to Rule17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company may file an exemption report because the Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year.

2. The Company, as a non-covered firm, met the provisions of footnote 74 of the Securities and Exchange Commission Release No. 34-70073 as it activities are limited to private placement services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: ______________________

Name and Title: Mark Mukai/President